FAX COVER SHEET

TO	Renee Ethridge
COMPANY	MPower Entertainment
FAX NUMBER	18325659290
FROM	Jo-Ann Sloman
DATE	2007-07-05 16:46:10 GMT
RE	SOW Agreement

COVER MESSAGE

Hi Renee,

Here is a faxed copy of the agreement.

I will be mailing you the original today.

Let me know that you get this fax ok.

Thank you,

Katie Gillespie
speakTECH




speakTECH
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SOFTWARE DEVELOPMENT
AGREEMENT

SOFTWARE DEVELOPMENT AGREEMENT
BETWEEN M Power Entertainment, Inc.
AND speakTECH

1. **INTRODUCTION**

This is an agreement for speakTECH, a California corporation, to develop software for M Power Entertainment, Inc. in accordance with an agreed-upon set of Specifications and Milestone Schedule.

2. **DEFINITIONS**

As used in this Agreement, the following definitions shall apply:

2.1   "Agreement" shall mean this Agreement between Customer and Developer.

2.2   "Customer" shall mean M Power Entertainment, Inc. a C Corp corporation, of Delaware.

2.3   "Confidential Information" shall mean any information relating to or disclosed in the course of the Agreement, which is or should be reasonably understood to be confidential or proprietary to the disclosing party. "Confidential Information" shall not include information:

(a) already lawfully known to the receiving party,
(b) disclosed in published materials,
(c) generally known to the public, or
(d) lawfully obtained from any third party.

2.4   "Deliverables" are the items that are specified in the Specifications and the Milestone Schedule as items to be delivered to Customer.

2.5   "Developer" shall mean speakTECH, a California corporation, of Los Angeles, California.

2.6   "Effective Date" shall mean 04-09-2007

2.7   "Final Deliverables" are the items that are specified in the Milestone Schedule as the last and final delivery to Customer.

2.8   "Milestone Schedule" shall mean the schedule of time for delivery of the Deliverables, as set forth in Schedule B.

2.9   "Program" shall mean the computer program to developed by Developer, which shall consist of all Deliverables, as stated in the Specifications (Schedule A), and the Milestone Schedule (Schedule B).

2.10   "Specifications" shall mean requirements for the Program's required operation, functions, capabilities and performance and the documentation to be delivered therewith, as described in Schedule A attached hereto, or as revised by the parties under procedures set forth in this Agreement.

 




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SOFTWARE DEVELOPMENT
AGREEMENT

3. DEVELOPMENT OF SOFTWARE

On the Effective Date or within 7 of days thereafter, Developer shall begin work to program and develop the Program and shall apply such resources and efforts as shall be reasonably necessary to accomplish this task.

4. CHANGES IN SPECIFICATIONS AND MILESTONE SCHEDULE

Either Customer or Developer may propose changes in the Specifications or to the Milestone Schedule. Customer and Developer must agree, in writing, to the changes prior to any such modifications, and to the effect, if any, on payments due under this Agreement.

Customer may not require work or features not set forth in the Specifications unless agreed to in writing. Developer will not be compensated, other than as stated in the Agreement, unless such additional payments are agreed to in advance in writing.

5. RESOURCES TO BE PROVIDED TO DEVELOPER

Customer shall supply to Developer all information and resources that Developer shall reasonably require to carry out the work required by this Agreement, including:

(a) Application Logic.
(b) Branding and Creative elements.
(c) Any third party software licenses that may be required

6. CONFIDENTIALITY

Each party acknowledges that it will receive Confidential Information of the other party relating to technical, marketing, product, and/or business affairs. Each party agrees that all Confidential Information of the other party shall be held in strict confidence and shall not be disclosed or used without express written consent of the other party, except as may be required by law. This document and all subsequent contracts and agreements shall be considered Confidential Information.

Developer is required to have all employees sign confidentiality agreements, in a form reasonably satisfactory to Customer, which include a promise to maintain confidentiality as required by this Agreement. Developer shall provide to Customer, upon request, a list of all employees who work on the Program and a copy of a current confidentiality agreement between each employee and Developer.

7. SUBCONTRACTORS

Developer may retain third parties to work on the Program. All such third parties and each of their employees who work on the Program shall execute an agreement, in a form reasonably satisfactory to Customer, which shall include a promise to maintain confidentiality as required by this Agreement and which includes an assignment to Developer of rights in such work so that such rights may be licensed or transferred to Customer as required by this Agreement.

8. DELIVERY AND ACCEPTANCE OF DELIVERABLES

Developer shall deliver various Deliverables at the times and in the manner specified in the Milestone Schedule.

 





If Developer fails to make timely delivery of any Deliverable as specified in the Milestone Schedule, Customer may give Developer notice of the failure. After such notice, Developer shall have thirty (30) days to make the specified delivery. Failure to submit the Deliverables within such period shall be a material breach that shall entitle Customer to terminate this Agreement in accordance with the provisions on Termination.

Customer may inspect and test each of the Deliverables when received to determine if it conforms to the requirements of the Specifications.

Any Deliverable not rejected in thirty (30) days shall be deemed accepted. If any Deliverable is rejected, Customer shall give Developer notice of the rejection and the reasons for rejection. Developer shall then have thirty (30) days to cure deficiencies. After resubmission within such thirty (30) day period, Customer may again inspect the Deliverable to confirm that it conforms to requirements of the Specifications. If the resubmitted Deliverable is not rejected in the thirty (30) days after resubmission, the Deliverable shall be deemed accepted. If the resubmitted Deliverable does not conform to the requirements of this Agreement, the failure will be a material breach that shall entitle Customer to terminate this Agreement in accordance with the provisions on Termination. If the resubmitted Deliverable is rejected, Customer shall give notice to Developer stating the reasons for rejection.

Notice of failure to make timely delivery, rejection, or subsequent resubmission shall not affect the due date for subsequent Deliverables as required by this Agreement unless otherwise agreed in writing.

If the Final Deliverables in any material respect do not conform to the Specifications, and such non-conformity is not cured as provided in this Agreement, the failure will be a material breach that shall entitle Customer to terminate this Agreement in accordance with the provisions on Termination.

9.   PAYMENT

Customer shall pay Developer the amount due upon the execution of this Agreement as specified in the Milestone Schedule. Upon acceptance of each Deliverable, Customer shall pay Developer the amounts as specified in the Milestone Schedule. Payment shall be due within fifteen (15) days of acceptance of each Deliverable. Payment by mail shall be deemed made when mailed.

If any payment is not made as required, Developer may give notice of the failure to pay. The failure to pay, if not cured within fifteen (15) days after notice, shall entitle Developer to terminate this Agreement in accordance with the provisions on Termination.

10. INTELLECTUAL PROPERTY

Upon acceptance of each Deliverable hereunder, Developer irrevocably shall be deemed to assign to Customer all right, title, and interest, throughout the world, in all copyrights, trade secrets, patentable materials, and all other proprietary rights in the Program and each Deliverable received and all the items and components thereof.

The Developer shall execute such documents as Customer shall reasonably require evidencing and confirming the transfer of rights made under the Agreement.

 

 

Upon transfer of such rights, Customer may register the copyright to the Program and any derivative work in any and all countries and jurisdictions, and take such further steps as it deems fit to provide legal protection to intellectual property relating to the Program.

11. WARRANTY; DISCLAIMER OF WARRANTIES

Developer and Customer agree that due to the nature of complex computer programs such as the Program, Developer cannot warrant that the Program will be completely free of all defects and errors. Accordingly, the Program is transferred and delivered to Customer "AS IS." EXCEPT AS PROVIDED BELOW IN THE PROVISION ENTITLED INTELLECTUAL PROPERTY WARRANTY, ALL WARRANTIES EXPRESS OR IMPLIED, INCLUDING IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE AND NON-INFRINGEMENT, ARE DISCLAIMED.

Developer warrants that the program will perform in substantial conformity with the Specifications for a period of 30 days acceptance of the Final Deliverables (the "Warranty Period"). However, Developer and Customer agree that due to the nature of complex computer programs such as the Program, Developer may not be able to find and remove all defects and errors. Accordingly, Customer's SOLE AND EXCLUSIVE REMEDY FOR ANY BREACH OF THIS WARRANTY SHALL BE TO AVAIL ITSELF OF THE PROCEDURES SET FORTH IN THE SECTION OF THIS AGREEMENT ENTITLED "MAINTENANCE AND SUPPORT." EXCEPT AS EXPRESSLY STATED HEREIN, ALL WARRANTIES, INCLUDING WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, AND OF NON-INFRINGEMENT, ARE DISCLAIMED.

DEVELOPER WILL NOT BE LIABLE FOR INCIDENTAL OR CONSEQUENTIAL DAMAGES.

12. LIABILITY CAP

DEVELOPER'S LIABILITY TO THE CUSTOMER FOR ANY AND ALL CLAIMS IN ANY WAY RELATED TO THE PROGRAM OR THIS AGREEMENT SHALL NOT EXCEED THE TOTAL OF ALL PAYMENTS MADE TO DEVELOPER.

13. MAINTENANCE AND SUPPORT

During the Warranty Period, of 30 days after Customer's acceptance of the Final Deliverables, Developer shall use reasonable efforts to provide to Customer all corrections and/or modifications necessary to correct problems, logical errors, and bugs in the Program reported to Developer in writing. Developer shall have no obligation to fix problems or errors resulting from Customer's modification of the Program.

If, after expiration of the Warranty Period, Customer requests Developer to fix errors not reported to Developer in writing during the period of 30 days after acceptance of the Program, Developer shall make reasonable efforts to correct such errors, and shall be entitled to payment from Customer at Developer's then applicable rates and terms for such service and support, or at such other rates and upon such terms as the parties shall agree upon in writing.

14. INTELLECTUAL PROPERTY WARRANTY

Developer represents and warrants that it has no knowledge of any right, title, and interest in the Program other than its own, and that it has granted no license or ownership interest. Developer represents and warrants that it knows of no fact or circumstance indicating that commercial use and sale of the Program will infringe any rights existing under the laws of the United States or any state thereof of any other person or entity.

 

 

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15. INDEMNIFICATION

Developer agrees to indemnify and hold Customer harmless against any loss, damage, expense, or cost, including reasonable attorneys' fees, arising out of any claim, demand, proceeding, or lawsuit by a third party based on any assertion that the Program breaches the patent, copyright, or trade secret rights of such third party ("Claim").

If any third party brings any lawsuit or proceeding based upon a claim that the Program breaches the patent, copyright, or trade secret rights of such third party ("Claim") and if it is determined that such infringement has occurred and that the third party intellectual property rights involved were known to the Developer prior to its delivery of the Final Deliverables, then Developer shall hold Customer harmless against any loss, damage, expense, or cost, including reasonable attorneys' fees, arising from the Claim.

This indemnification obligation shall be effective only if: Customer has given prompt notice of the Claim and permitted Developer an opportunity to defend and the infringement does not result from Customer's modification of the Program. To reduce or mitigate damages, Developer may at its own expense procure the right for Customer to continue licensing and distributing the Program or replace it with a non-infringing product.

16. TERM AND TERMINATION

The term of this Agreement shall commence on the Effective Date, and shall continue until all requirements of this Agreement are met, unless sooner terminated in accordance with the provisions set forth in this Agreement.

Either party may terminate this Agreement:

    16.1   In accordance with provisions stated in this Agreement that provide for termination,

    16.2   In the event that the other party ceases business operations or is in any bankruptcy or state insolvency or receivership proceeding not dismissed in thirty (30) days or assigns its assets for the benefit of creditors, or

    16.3   In the event of any material breach by the other party which is not cured within thirty (30) days after notice.

    16.4   Customer may terminate this Agreement at any time on thirty (30) days notice for any cause or no cause. In the event of such a termination, Customer shall pay the reasonable cost of Developer's services from the last delivery made under the Milestone Schedule to the date of receipt of notice of termination, not to exceed the amount specified in the Milestone Schedule for the next milestone.

17. EFFECT OF TERMINATION

Upon any termination of this Agreement by any party:

    17.1   All provisions of the section of this agreement entitled Confidentiality shall remain in effect.

    17.2   Upon termination of the Agreement by the Developer due to the material breach by the Customer, Customer shall promptly return all objects and materials delivered by Developer for which full payment has not been made by Customer to Developer.

 





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SOFTWARE DEVELOPMENT
AGREEMENT

18. REMEDIES

Except as is otherwise provided in this Agreement, the parties shall have such remedies for breach or termination as are provided by applicable law.

The parties agree that in the case of the breach of any provision of the section of this agreement entitled Confidentiality or Restrictions on Developer's Activities, the aggrieved party will suffer immediate and irreparable harm, and that immediate injunctive relief will therefore be appropriate.

19. ATTORNEYS' FEES

In the event of any litigation or arbitration between the parties arising under this Agreement, the prevailing party shall be entitled to recover, in addition to any other relief awarded, its reasonable costs and expenses, including attorneys' fees, incurred in the proceeding.

20. NON-SOLICITATION

Each of the parties hereto agrees that, while performing Services under this Agreement, and for a period of six (6) months following the termination of this Agreement, neither party will, except with the other party's written approval, solicit or offer employment to the other party's employees or staff engaged in any efforts under this Agreement.

21. GENERAL PROVISIONS

Relationship of Parties. Developer shall be deemed to have the status of an independent contractor, and nothing in this Agreement shall be deemed to place the parties in the relationship of employer-employee, principal-agent, partners or joint venturers. Developer is responsible for all payments to its subcontractors, and guarantees their observance of their confidentiality requirements referred to herein.

Payment of Taxes. Developer shall be responsible for any withholding taxes, payroll taxes, disability insurance payments, unemployment taxes, and other taxes or charges incurred in the performance of the Agreement.

Force Majeure. Neither party shall be deemed in default of this Agreement to the extent that performance of their obligations or attempts to cure any breach are delayed or prevented by reason of any act of God, fire, nature disaster, accident, act of government, shortages of materials or supplies, or any other cause beyond the control of such party ("Force Majeure") provided that such party gives the other party written notice thereof promptly and, in any event, within fifteen (15) days of discovery thereof and uses its best efforts to cure the delay. In the event of such a Force Majeure, the time for performance or cure shall be extended for a period equal to the duration of the Force Majeure but not in excess of three (3) months.

Assignments. Customer may assign this Agreement, without Developer's consent, to any third party which succeeds by operation of law to, purchases, or otherwise acquires substantially all of the assets of Customer and assumes Customer's obligations hereunder. Developer may not assign its obligations under this agreement without Customer's written consent, which Customer may withhold in its complete discretion.

 



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SOFTWARE DEVELOPMENT AGREEMENT

Partial Invalidity. Should any provision of this Agreement be held to be void, invalid, or inoperative, the remaining provisions of this Agreement shall not be affected and shall continue in effect as though such provisions were deleted.

No Waiver. The failure of either party to exercise any right or the waiver by either party of any breach, shall not prevent a subsequent exercise of such right or be deemed a waiver of any subsequent breach of the same or any other term of the Agreement.

Notice. Any notice required or permitted to be sent hereunder shall be in writing and shall be sent in a manner requiring a signed receipt, such as Federal Express, courier delivery, or if mailed, registered or certified mail, return receipt requested. Notice is effective upon receipt. Notice to Customer shall be addressed to Gary F. Kimmons, M Power Entertainment, Inc., 2602 Yorktown Place, Houston, TX, 77056 or such other person or address as Customer may designate. Notice to Developer shall be addressed to Aaron Sloman, President, speakTECH, 1835 Newport Blvd A109-415, Costa Mesa, CA 92627 or such other person or address as Developer may designate.

Entire Agreement. This Agreement, including the Schedules thereto, states the entire agreement between the parties on this subject and supersedes all prior negotiations, understandings, and agreements between the parties concerning the subject matter. No amendment or modification of this Agreement shall be made except by a writing signed by both parties.

Governing Law. This Agreement shall be governed and interpreted in accordance with the substantive law of the State of California.

Venue and Jurisdiction of Legal Actions. Any legal action brought concerning this Agreement or any dispute hereunder, including but not limited to an action to enforce an arbitration award, shall be brought only in the courts of the state of California or in the federal courts located in such state, and both parties agree to submit to the jurisdiction of these courts or in the federal courts located in such state.

IN WITNESS WHEREOF, M Power Entertainment, Inc. and speakTECH have executed this agreement.

Developer	speakTECH	Customer	M Power Entertainment, Inc.
Print Name:	AARON SLOMAN	Print Name:	GARY F. KIMMONS
Title:	CEO	Title:	CEO
Signature:	[signature]	Signature:	[signature]
Date:	4-27-07	Date:	4/19/07



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SOFTWARE DEVELOPMENT
AGREEMENT

SOFTWARE DEVELOPMENT AGREEMENT
BETWEEN M Power Entertainment, Inc.
AND speakTECH
SCHEDULE A - SPECIFICATIONS

INTRODUCTION

speakTECH shall provide M Power Entertainment, Inc. with information technology professionals staff to assist in the design of the Information Architecture for the future eDOORWAYS platform.

speakTECH will work with the eDOORWAYS team to design and develop online websites that will live within the eDOORWAYS infrastructure and will serve as an online web site to enable Consumers (primarily people looking a solving questions) to research answers and experience a mash-up of information to help guide them towards making educated decisions. This website will allow consumers to use advanced functions to locate compatible experts, display expert generated content and participate with each other, rating and ranking members of eDOORWAYS.

SCOPE

The following deliverables have been defined jointly by the speakTECH / eDOORWAYS team.

A.   Creative Design

    a. Develop Creative Design Brief
    b. Work with the eDOORWAYS product team to create different design three Idea mockups showing home page, interior content page and web application page
    c. Several iterations of mock review and customer presentation
    d. Design methodologies documentation and testing (User focused approach – to be clarified)
    e. Layered Photoshop PSD files of all original artwork and designated elements (pages, buttons, icons, etc.)
    f. Website style guide with all guidelines for the final chosen design
    g. Covers a maximum of designed 8 pages (usually < 8 base page designs are required)
    h. Creation of HTML walkthrough of selected site
        i. Developing main web page templates using chosen design PSD files ; HTML code to include:
        ii. CSS Style-sheet development
        iii. W3C compliant code (I.e. multiple browsers in using multiple versions)
        iv. 508 compliant code to a minimum of "priority 1" (i.e. providing a link to an accessible Web page where a user can download a plug-in)
        v. HTML is to be of "Strict" standard

B.   Information Architecture

    a. Work with the eDOORWAYS product team to create different information architecture wireframes, process flows and site maps showing the navigation standards and page structures that will be presented throughout the site
    b. Several iterations of information architecture review and customer presentation

 



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c. Guide the design team to implement the site based on the information architecture and to surface any additional functionality not discovered in reviews with the product team
d. Design methodologies documentation and testing (User focused approach – to be clarified)
e. Information Architecture documents in Visio and/or Omnigrapple
f. Information Architecture style guide with all guidelines for the user interactions
g. Direct Creative Integrator to produce the integration of html page templates

RATES and FEES

speakTECH agrees to provide the following staff at the following rates for this project:

Resource	Rate	Estimated Hours	Estimated Total
Information Architect	$185	240	$44,400
Creative Designer / Integrator	$185	252	$46,620
Senior Developer / Software Architect	$185	56	$10,360
			$101,380

Note:
1. This is a time and materials contract, actual hours will be managed by the eDOORWAYS and signed off on a weekly basis.
2. Additional resources with different fees may be added to this agreement with speakTECH and eDOORWAYS both agreeing to the change in writing.
3. Any Expenses will be passed to the customer on an actual cost basis.

 



SOFTWARE DEVELOPMENT AGREEMENT

TERMS AND CONDITIONS

speakTECH agrees to provide M Power Entertainment, Inc. with the staff for the duration of the project specified in Schedule B.

In the event that any of the staff provided by speakTECH to M Power Entertainment, Inc. are unable to perform their assigned responsibilities for any reason speakTECH shall provide a comparably skilled staff member within (15) days. In the event that speakTECH is unable to provide a suitable replacement M Power Entertainment, Inc. may consider the position abandoned by speakTECH and may seek a suitable replacement.

Developer	speakTECH	Customer	M Power Entertainment, Inc.
Print Name:	AARON SLOMAN	Print Name:	GARY F KIMMONS
Title:	CEO	Title:	CEO
Signature:	[signature]	Signature:	[signature]
Date:	4-27-07	Date:	4/19/07





SOFTWARE DEVELOPMENT AGREEMENT
BETWEEN M Power Entertainment, Inc.
AND speakTECH
SCHEDULE B - MILESTONES

MILESTONES

The specific milestones which have been established for this project is:

To provide assistance for the implementation of the Information Architecture and Creative Design with functionality as specified in Schedule "A - Specifications" based upon the following release schedule.

- Week 3 – Information Architecture Finalized
- Week 4 – 3 creative designs provided, one selected by Client for integration
- Week 6 – HTML Click Through (for demonstrations) completed

This is based upon the following work schedule.

Week	1	2	3	4	5	6	7
Information Architecture	100%	100%	100%	100%	100%	50%	50%
Creative Design			100%	100%	100%	100%	50%
Architecture	20%	20%	20%	20%	20%	20%	20%
Milestones			IA Approved	Select Creative Designs	IA Complete	Walkthrough Complete	Maintenance / Changes as requested

Developer	speakTECH	Customer	M Power Entertainment, Inc.
Print Name:	AARON SLOMAN	Print Name:	GARY F KIMMONS
Title:	CEO	Title:	CEO
Signature:	[signature]	Signature:	[signature]
Date:	4-27-07	Date:	4/19/07